Exhibit 2.2

Form of

MASTER SUPPLY AGREEMENT

for

CEMENT and CEMENTITIOUS PRODUCTS

dated as of

between

TITAN AMERICA LLC

and

TITAN CEMENT COMPANY S.A.

This Master Supply Agreement is entered into as of     (the “Effective Date”) by and between Titan America LLC a Delaware limited liability company, having its registered seat at 5700 Lake Wright Drive, Suite 300, Norfolk, VA, 23502, U.S.A (“Titan America”), and Titan Cement Company S.A., a Greek corporation, having its registered seat in Athens, Greece, at 22A Halkidos street (“TCC”). Titan America and TCC are sometimes referred to herein separately as a “Party” and together as the “Parties.”

RECITALS

A.	TCC and Titan America are both members of Titan Cement International Group (“Group”),

B.	Titan America will become an indirect subsidiary of Titan America SA (“TASA”)

C.

TASA plans to complete an initial public offering (the “Offering”) of its common stock under Form F-1, and immediately afterward, the Group, through the parent company, Titan Cement International SA, will hold the majority of both the common stock and voting power of TASA.

D.

TCC and its affiliates have supplied Titan America and its subsidiaries with large volumes of cement and cementitious material for many years, and following the consummation of the Offering, both Parties wish to continue this longstanding mutual commitment relationship and engage in a long-term cooperative venture to develop Products tailored to meet the specific requirements of the markets where Titan America operates; and

E.	Each Party desires to set forth in this Agreement the principal terms and conditions pursuant to which it will supply and purchase the Products, respectively.

AGREEMENT

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, for themselves and their respective successors and assigns, hereby covenant and agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions

As used in this Agreement, the following terms shall have the following meanings:

“Agreement” means this Master Supply Agreement, together with the Schedules attached hereto.

“Annual Plan” is defined in Section 3.01.

“Confidential Information” means all information disclosed to a Party (“Recipient”) or its personnel by or on behalf of the other Party (“Disclosing Party”) or learned or observed by Recipient or its personnel relating to (i) the Disclosing Party’s business or business plans, including, without limitation, suppliers, customers, prospective customers, software products, programming techniques, data warehouse and methodologies, all proprietary information, know-how, trade secrets, technical and non-technical materials, products, specifications, processes, sales and marketing plans and strategies, designs, all environmental and financial information, prices, materials, building techniques and any other information or data, (ii) information of any third parties for which the Disclosing Party has an obligation of confidentiality, and (iii) any information developed or derived by the Disclosing Party from the information described in the foregoing clauses, whether or not for or on behalf of Recipient. Confidential Information shall not include information which (a) was known by the Recipient prior to receiving the Confidential Information from the Disclosing Party or was independently acquired or developed by the Recipient without violating any of its obligations under this Agreement, (b) is now or hereafter comes into the public domain through no fault of the Recipient, or (c) is lawfully obtained from a third party source that is not bound by an obligation of confidentiality to the Disclosing Party.

“Effective Date” is defined in the preamble to this Agreement.

“Force Majeure” means an event beyond the control of the Party claiming Force Majeure that by its nature could not have been foreseen by such Party, or, if it could have been foreseen, was unavoidable, including acts of God, storms, floods, riots, fires, sabotage, civil commotion or civil unrest, interference by civil or military authorities, acts of war (declared or undeclared) and failure of energy sources.

“Group” is defined in the recitals to this Agreement.

“Initial Term” is defined in Section 5.01.

“Offering” is defined in the recitals of this Agreement.

“Payment Date” is defined in Section 4.02(b).

“Person” is defined as any individual or entity, including any partnership, limited liability company, joint venture, corporation, trust, unincorporated organization, government (including any department or agency thereof).

“Products” means cement and cementitious materials indicatively listed in Schedule I of this Agreement, as such Schedule I may be updated, from time to time.

“Products Costs” means the price and costs to be paid to TCC or the TCC Affiliate by Titan America for the Products supplied hereunder.

“Renewed Term” is defined in Section 5.01.

“TASA” is defined in the recitals of this Agreement.

“TCC” is defined in the preamble to this Agreement.

“Titan America” is defined in the preamble to this Agreement.

“TCC Affiliate” means any member of the Group, other than TCC and Titan America, owning or operating a production facility.

Section 1.02. Construction

The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement. Any reference to any U.S. federal, state, local or foreign law will be deemed also to refer to such law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. Any reference to any contract or agreement (including schedules, exhibits and other attachments thereto), including this Agreement, will be deemed also to refer to such agreement as amended, restated or otherwise modified, unless the context requires otherwise. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context requires otherwise. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. Where this Agreement states that a Party “will” or “shall” perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement. The captions, titles and headings included in this Agreement are for convenience only and do not affect this Agreement’s construction or interpretation. This Agreement is for the sole benefit of the Parties and does not, and is not intended to, confer any rights or remedies in favor of any Person other than the Parties.

ARTICLE II

PURCHASE AND SALE OF PRODUCTS

Section 2.01. Products

a)

Subject to the terms and conditions of this Agreement, TCC agrees to supply (or cause to supply) to Titan America the Products, and Titan America agrees to purchase the Products, to cover all its needs, consistent with the practice applied prior to the Effective Date, under the terms set forth in this Agreement. For the purposes of this Agreement, TCC will serve as Titan America’s exclusive supplier of the Products, and Titan America will be recognized as TCC’s priority client, whose needs shall be fulfilled before those of any other clients.

b)

TCC may satisfy its obligation to make available any of Products hereunder by causing one or more TCC Affiliate to supply the Products to Titan America, with such supply and invoicing being handled directly by the respective TCC Affiliate and Titan America paying the relevant price directly to that TCC Affiliate, as contemplated in this Agreement.

c)

The Products will originate from the facilities of TCC and the facilities of TCC Affiliates, and/or, at TCC’s discretion, from third party suppliers with whom TCC will establish a cooperative arrangement on a best-efforts basis. Prior to TCC sourcing any Product from third party suppliers for Titan America, TCC shall consult with Titan America and in good faith take into account Titan America’s viewpoints regarding the third party supplier and any decision to source Products from such supplier.

d)

Unless otherwise specifically set forth in Schedule I of this Agreement or agreed in writing by the Parties, the Products supplied under this Agreement shall be substantially similar in quality and nature to those customarily supplied to Titan America prior to the Effective Date. Likewise, unless otherwise specifically set forth in the Annual Plan or agreed in writing by the Parties, it is the intention of the Parties that the volumes of the Products purchased by Titan America shall not be substantially different than the volumes purchased annually prior to the Effective Date.

e)

In addition to the Products described in Schedule I of this Agreement, if requested by Titan America, and to the extent the Parties mutually agree, TCC shall make available (or cause to be made available) additional products (including products not made available to Titan America prior to the Effective Date) to Titan America. The nature of any such products, as well as the costs and other terms and conditions applicable to the supply of such products, shall be as mutually agreed by the Parties in line with the principles of this Agreement, and the Parties shall update Schedule I accordingly in connection therewith.

ARTICLE III

ANNUAL SUPPLY PLAN & OTHER AGREEMENTS

Section 3.01. Annual Plan

Annually and not later than the 30th of November preceding the calendar year for which supply plan will be prepared and thereafter so long as this Agreement is in effect, the Parties agree to work together and to cooperate with each other in good faith to develop an annual supply plan (“Annual Plan”) that will be agreed and reflect the anticipated market demand for Titan America and the annual volume for the Products to be supplied to Titan America as contemplated by this Agreement. The plan will specify the number of shipments per month, products per shipment and US port destination per shipment for the whole year. The Parties shall be committed to supply and purchase, respectively, the shipments specified in the Annual Plan. The specific shipment details, including delivery terms and timelines, will be determined in the cement and cementitious products supply agreements, which will be executed, on a yearly basis, between Titan American and TCC or a TCC Affiliate. Should a Party expect to be unable to fulfill its obligations in relation to a shipment, it shall provide to the other Party with at least thirty (30) day prior to shipment day notice, to this effect, and both Parties shall cooperate to resolve any issues resulting from such event. The Party failing to honor a commitment under the Annual Plan shall reimburse the other Party for any costs or losses incurred as a result of this failure. It has been understood that having been given 30 days’ notice no such costs or losses are expected to be incurred by either Party. During the month of June of each year, so long as this Agreement is in effect, the Parties shall conduct a semi-annual reconciliation of the actual volumes of Products supplied against the Annual Plan to identify any significant discrepancies and determine whether adjustments to the Annual Plan are necessary.

Section 3.02. Assignment

Except for the direct supply of Products by a TCC Affiliate as expressly permitted under Section 2.01(b), neither Party will assign, transfer or otherwise alienate any or all of its rights or interest under this Agreement without the express prior written consent of the other Party, which consent may not be unreasonably withheld. Any attempted transfer in violation of the previous sentence shall be invalid and ineffective ab initio.

Section 3.03. Transition

At or before the termination of this Agreement in whole or with respect to certain Products, TCC will provide any cooperation or information reasonably requested by Titan America in connection with securing an alternative supply source by Titan America.

ARTICLE IV

PRICING AND INVOICING

Section 4.01. Pricing

The Parties acknowledge that the pricing of the Products supplied under this Agreement shall at all times adhere to and be determined based on the arm’s length principle in accordance with the US transfer pricing rules and the relevant OECD guidelines. Each Party will maintain records with respect to the Products performed hereunder, with respect to the required data for the calculation of the invoiced price. Each Party undertakes to provide the other Party any information reasonably requested in connection with these records.

Section 4.02. Invoicing and Settlement of Products Costs

a)

Titan America shall be invoiced for the Products Costs, in a manner substantially similar to and consistent with the billing practices used in connection with the Products prior to the Effective Date (except as otherwise agreed). In connection with the invoicing described in this Section 4.02, Titan America shall be provided with the same billing data and level of detail as customarily or similar to that provided prior to the Effective Date and such other related data as may be reasonably requested by Titan America.

b)

Titan America shall pay within thirty (30) calendar days after the bill of lading of each Product (or the next Business Day, if such day is not a Business Day) (each, a “Payment Date”) the Products Costs invoiced for such shipment, by wire transfer of immediately available funds payable to the order of the TCC or the TCC Affiliate, all amounts properly invoiced pursuant to this Section 4.02. If Titan America fails to pay any payment within seven (7) Business Days of the relevant Payment Date, Titan America shall be obligated to pay, in addition to the amount due on such Payment Date, interest on such amount at the rate of United States SOFR (Secured Overnight Financing Rate, announced by New York Federal Reserve), compounded daily plus a spread of 1.50% p.a. from the relevant Payment Date through the date all such due amounts are paid.

ARTICLE V

TERM AND TERMINATION

Section 5.01. Term

Except as otherwise provided in this Article V, or as otherwise agreed in writing by the Parties, all provisions of this Agreement shall expire five (5) years after the Effective Date (the “Initial Term”). Upon expiration of the Initial Term, the term of this Agreement shall automatically be extended for additional consecutive two-year periods (“Renewed Term”) unless either Party indicates otherwise to the other Party at least one (1) year prior to the expiry of the Initial Term or any Renewed Term.

Section 5.02. Termination

a)

The Parties may by mutual written agreement modify or terminate this Agreement with respect to one or more of the Products, in whole or in part, in accordance with this Section 5.02(a). The Parties shall meet to consider in good faith whether any Product (or its pricing) should be modified or terminated, taking into account the impact of such Product’s modification or termination on both Parties. To the extent that, in any such meeting, the Parties in good faith agree that any Product (or its pricing) should be modified or terminated, the Parties shall work together in good faith to determine a reasonable and appropriate adjustment to Schedule I of this Agreement or to the applied pricing.

b)

TCC may terminate this Agreement with respect to one or more of the Products, at any time by providing Titan America with at least 120 days’ advance written notice, if it is no longer commercially practicable for TCC, directly or through the TCC Affiliates, to continue supplying one or more of the Products under this Agreement.

c)

Titan America may terminate this Agreement with respect to one or more of the Products, at any time, if TCC shall have failed, on multiple occasions, to perform any of its material obligations under this Agreement relating to such Product, Titan America shall have notified TCC in writing of such failure, and such failure shall have continued unremedied for a period of at least 120 days after receipt by TCC of written notice of such failure from Titan America.

ARTICLE VI

MISCELLANEOUS

Section 6.01. Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede (a) all prior oral or written proposals or agreements, (b) all contemporaneous oral proposals or agreements and (c) all previous negotiations and all other communications or understandings between the Parties.

Section 6.02. No Agency

Nothing in this Agreement shall constitute or be deemed to constitute a partnership or joint venture between the Parties or, constitute or be deemed to constitute any Party the agent or employee of the other Party for any purpose whatsoever, and neither Party shall have authority or power to bind the other Party or to contract in the name of, or create a liability against, the other Party in any way or for any purpose.

Section 6.03. Subcontractors

TCC may hire or engage one or more subcontractors to perform all or any of its obligations under this Agreement; provided, however, that, TCC shall in all cases remain primarily responsible for all obligations undertaken by it in this Agreement with respect to the Products supplied to Titan America.

Section 6.04. Force Majeure

a)

Neither Party shall be under any liability for failure to fulfill any obligation under this Agreement, so long as and to the extent to which the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure; provided, however, that such Party shall have exercised all commercially reasonable efforts to minimize the effect of Force Majeure on its obligations hereunder.

b)

Promptly on becoming aware of Force Majeure causing a delay in performance or preventing performance of any obligations imposed by this Agreement (and termination of such delay), the Party affected shall give written notice to the other Party giving details of the same, including particulars of the actual and, if applicable, estimated continuing effects of such Force Majeure on the obligations of the Party whose performance is prevented or delayed. If such notice shall have been duly given, any actual delay resulting from such Force Majeure shall be deemed not to be a breach of this Agreement, and the period for performance of the obligation to which it relates shall be extended accordingly.

Section 6.05. Information

Subject to applicable law and privileges, each Party covenants with and agrees to provide to the other Party all information regarding itself and transactions under this Agreement that the other Party reasonably believes is required to comply with all applicable legal requirements, including all relevant Greek, U.S. federal, state and local laws, ordinances, regulations and codes, including but not limited to securities laws and regulations.

Section 6.06. Notices

Any invoice, notice, instruction, direction or demand under the terms of this Agreement required to be in writing shall be duly given upon delivery, if delivered by hand or mail (with postage prepaid), to the following addresses:

a) If to Titan America, to:

With a copy to (which shall not constitute notice):

b) If to TCC, to:

or to such other addresses as may be specified by like notice to the other Party.

Section 6.07. Governing Law – Settlement of Disputes

This Agreement shall be construed in accordance with and governed by the substantive internal laws of the England and the Wales, excluding its conflict of laws rules. The Parties shall endeavor to settle any disputes amicably. Any dispute arising hereunder which cannot be settled amicably within ninety (90) days from the notice given by a Party, shall be settled by arbitration in London, England in accordance with the ICC Rules of Arbitration. Each Party will appoint an arbitrator, and the two appointed arbitrators will have the power to appoint a third arbitrator. The official language in arbitration shall be English.

Section 6.08. Severability

If any term or other provision of this Agreement or the Schedules or exhibits hereto shall be determined by a court, administrative agency or arbitrator to be invalid, illegal or unenforceable, such invalidity or unenforceability shall not render the entire Agreement invalid. Rather, this Agreement shall be construed as if not containing the particular invalid, illegal or unenforceable provision, and all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent permitted under applicable law.

Section 6.09. Amendment

This Agreement may only be amended by a written agreement executed by both Parties; provided, however, that changes in Schedule I of this Agreement, as well as consensual adjustments or modifications related to operational adaptability and efficiency may be made by the senior management of the Parties without the need for a formal amendment. This Agreement represents the entire understanding and agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, representations and agreements made by and between the Parties (other than written agreements and other documents enter into or delivered pursuant hereto or in connection here with).

Section 6.10. Third Party Rights

No Person who is not a party to this Agreement may enforce any of its terms. This Agreement doesn’t give rise to any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Section 6.11. Counterparts

This Agreement may be executed in separate counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same agreement.

Section 6.12. Authority

Each of the Parties represents to the other Party that (a) it has the corporate or other requisite power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary corporate or other actions, (c) it has duly and validly executed and delivered this Agreement and (d) this Agreement is its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and general equity principles.

Section 6.13. Confidentiality

Each Party acknowledges that in execution of this Agreement it may be processing Confidential Information. Each Party shall maintain in strict confidence the Confidential Information and undertakes to use such information only for the purposes of this Agreement and as provided in this Section 6.13. Each Party shall protect all Confidential Information processed by it with physical, organizational and technological safeguards that are appropriate to the nature, quantity and sensitivity of such information, applying security standards and procedures equivalent to those used to protect its own confidential information. Each Party shall limit access to all Confidential Information relating to the other Party’s business to those of its employees who have a need for such access in order to perform their work.

Section 6.14. Compliance With Laws

Each Party shall comply with all applicable legal requirements (including all relevant U.S. federal, state and local legislation and regulatory requirements); and without limiting the generality of the foregoing, each Party shall comply with, and shall take all necessary measures to ensure that its actions (or lack of action) do not result in non-compliance by the other Party, with any applicable legal requirement, including the provisions relating to the collection, use, retention and disclosure of personal information.

[The next page is the signature page.]

IN WITNESS WHEREOF, the Parties have caused this Master Supply Agreement to be signed by their duly authorized representatives.

TITAN AMERICA LLC

By:

By:

TITAN CEMENT COMPANY S.A.

By:

By:

SCHEDULE I TO THE MASTER SUPPLY AGREEMENT

PRODUCTS

This list is subject to regular updating by the Parties.

Products supplied or could be supplied to Titan America:

1.	Bulk Cement Type IL

2.	Bulk Cement Type IT

3.	Bagged Cement (not supplied as of the date of this Agreement but could be supplied in the future)

4.	Clinker (not supplied as of the date of this Agreement but could be supplied in the future)

5.	Gypsum

6.	Bauxite

7.	Granulated Blast Furnace Slag (GBFS)

8.	Ground Granulated Blast Furnace Slag (GGBFS)

9.	Dry Fly Ash

10.	Wet Fly Ash

11.	Bottom Fly Ash

12.	Pozzolan

13.	Ground Pozzolan

14.	Calcined Clay